Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

August 13, 2013

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced the unaudited interim consolidated financial results for the Company for the second quarter ending June 30, 2013.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

August 13, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	August 13, 2013
Frankfurt – FMV

First Majestic Reports Second Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results for the Company for the second quarter ending June 30, 2013. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2013 SECOND QUARTER HIGHLIGHTS

  Silver ounces produced increased by 44% to 2,767,966 ounces compared to 1,917,248 ounces in Q2 2012.
  Silver equivalent ounces produced increased by 55% to 3,268,117 ounces compared to 2,102,222 ounces in Q2 2012.
  Net Earnings after Taxes amounted to $0.2 million ($0.00 per share) primarily due to the suspension of silver sales in the second quarter which would have added approximately $7.6 million to net earnings or $0.06 per share.
  Adjusted Earnings Per Share (non-GAAP) of $0.07 after excluding non-cash and non-recurring items.
  Cash Flow Per Share (non-GAAP) of $0.30, representing a 3% increase from Q2 2012.
  Generated Revenues of $48.4 million, a 12% decrease compared to Q2 2012 primarily due to the suspension of silver sales late in the second quarter.
  Mine Operating Earnings amounted to $14.3 million, a decrease of 54% from Q2 2012, primarily due to the suspension of silver sales late in the second quarter.
  Total Cash Cost, net of by-product credits, was $9.43 per ounce, down slightly from $9.49 compared to Q1 2013 and up 7% compared to Q2 2012.
  Average realized silver price per ounce was $22.19, a decrease of 23% compared to Q2 of 2012.
  At the end of the quarter, Cash and Cash Equivalents was $78.9 million and Working Capital was $80.4 million.
  As of August 12, the Company held approximately 150,000 ounces of silver in inventory.

“Despite the weak silver price environment, First Majestic achieved a new quarterly record in silver production and continues to demonstrate its commitment to maximizing shareholder value,” said Keith Neumeyer, CEO and President of First Majestic. “The silver price fell 31% during the second quarter which is equal to the largest quarterly drop during the 2008 financial crisis and the third largest quarterly drop in the past 50 years. As such, management decided to suspend a portion of silver sales to await a rebound in prices. While the suspension had a negative impact on this quarter’s revenues and earnings, we are confident the silver price will revert back to the mean in the near future. In the meantime, regular sales are now taking place in order to allow silver inventories to return to normal levels.”

Mr. Neumeyer continues; “Furthermore, as a result of the recent cost-cutting measures and improved operating parameters, cash costs are expected to decrease during the second half of 2013.”

2013 SECOND QUARTER HIGHLIGHTS TABLE

	Second Quarter	Second Quarter
	2013	2012	Change
Operating
Silver Equivalent Ounces Produced	3,268,117	2,102,222	55%
Silver Ounces Produced (excluding equivalent ounces from by-products)	2,767,966	1,917,248	44%
Payable Silver Ounces Produced(1)	2,689,222	1,888,132	42%
Total Cash Costs per Ounce(2)	$9.43	$8.83	7%
Total Production Cost per Tonne(2)	$39.57	$26.97	47%
Average Realized Silver Price Per Ounce ($/eq. oz.)(2)	$22.19	$28.69	(23%	)
Financial
Revenues ($ millions)	$48.4	$54.8	(12%	)
Mine Operating Earnings ($ millions)	$14.3	$31.1	(54%	)
Net Earnings ($ millions)	$0.2	$15.3	(99%	)
Operating Cash Flows Before Movements in Working Capital and Income Taxes ($ millions)	$34.8	$30.6	14%
Cash and Cash Equivalents ($ millions)	$78.9	$70.9	11%
Working Capital ($ millions)	$80.4	$94.6	(15%	)
Shareholders
Earnings Per Share ("EPS") - Basic	$0.00	$0.14	(99%	)
Cash Flow Per Share(2)	$0.30	$0.29	3%
Weighted Average Shares Outstanding for the Periods	116,921,685	105,798,950	11%

(1) Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2) The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Realized Silver Price per Ounce and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

FINANCIAL HIGHLIGHTS

  Net earnings for the second quarter of 2013 was $0.2 million (EPS of $nil), compared to net earnings of $26.5 million (EPS of $0.23) in the first quarter of 2013 and net earnings of $15.3 million (EPS of $0.14) in the second quarter of 2012. While the Company achieved production growth of 55% compared to the same quarter of the prior year, earnings were affected by the suspension of silver sales in early June and market conditions as the price of silver declined by over 30% during the quarter. As a result of the dramatic fall in silver prices in a very short timeframe, the Company held approximately 700,000 ounces of silver in inventory at quarter end in an attempt to maximize future profits. This suspension of sales resulted in lower revenues by approximately $14.8 million and profits by $7.6 million for the second quarter, or an impact of reducing EPS by $0.06 in the quarter.

  Adjusted EPS (a non-GAAP measure) for the second quarter of 2013 was $0.07, after excluding non-cash and non-recurring items, such as share-based payments, losses on investment in silver futures and marketable securities, and a gain on fair value adjustment of the prepayment facility for the pre-sale of lead and zinc.

  Cash costs remained relatively unchanged from $9.49 in the prior quarter to $9.43 in the second quarter of 2013, and increased by 7% compared to $8.83 in the second quarter of 2012. The increase in cash cost compared to the same quarter of the prior year was primarily attributed to 9% appreciation of the Mexican peso against the US dollar. Cost cutting measures that were announced previously will take effect in the second half of 2013 and are anticipated to reduce cash costs through to the end of the year.

  Generated revenues of $48.4 million for the second quarter of 2013, a decrease of 28% compared to the first quarter of 2013, primarily due to 25% decrease in average realized silver price per ounce and management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end in an attempt to maximize future profits. Revenues decreased 12% despite a 55% increase in production over the same period compared to the second quarter of 2012, primarily due to the suspension of silver sales and the 23% decline in average realized silver price per ounce.

  Recognized mine operating earnings of $14.3 million compared to $34.6 million in the first quarter of 2013 and $31.1 million in the second quarter of 2012. The decrease in mine operating earnings was attributed to lower revenues and higher depreciation, depletion and amortization expense related to the increased production rates and the addition of plant, equipment and mineral properties related to the addition of two new mines, the La Guitarra and Del Toro mines.

  Cash flows from operations before movements in working capital and income taxes (an additional GAAP measure) in the second quarter of 2013 decreased by 22% to $34.8 million ($0.30 per share) compared to $44.9 million ($0.38 per share) in the first quarter of 2013, and increased by 14% compared to $30.6 million ($0.29 per share) in the second quarter of 2012.

  Total Production Cost per Tonne was $39.57, an increase from $26.97 in Q2 2012 as a result of the addition of two new mines, the La Guitarra Silver mine with costs of $49.90 per tonne and the Del Toro Silver mine with costs of $40.38 per tonne. In addition, the change of blend at the La Encantada Silver mine to incorporate a greater percentage of higher grade fresh mine ore has increased the costs per tonne while the costs per ounce remained relatively unchanged.

  During the second quarter, the Company received a positive judgment from the Supreme Court of British Columbia on the Bolaños trial (see note 22 of interim consolidated financial statements), which awarded a net opportunity loss of $93.8 million in favour of First Majestic. The amount does not include pre-judgment interest or legal costs, of which a portion is recoverable. In June 2013, the Company received $14.1 million as partial payment of the judgment.

  During the second quarter, the Company invested approximately $2.4 million (CDN$2.5 million) to repurchase and cancel 215,000 common shares of the Company under the previously disclosed Normal Course Issuer Bid.

RECENT DEVELOPMENTS

The Del Toro Silver Mine successfully completed its first commercial quarter producing 369,772 ounces of silver, 1,967,741 pounds of lead, 1,139,583 pounds of zinc and 83 ounces of gold. The flotation mill averaged 905 tonnes per day (tpd) with an average recovery rate of 72% and head grade of 216 g/t silver. Total cash costs recorded at the new operation during the quarter were $8.20 per ounce net of by-products. Underground mining and milling costs were $13.70 and $18.43 per tonne, respectively. Further ongoing daily improvements are underway with a focus toward increasing daily tonnage, recoveries, quality of concentrate production and other plant optimizations. Following the construction of the cyanidation circuit, which is scheduled to begin ramp-up late in the third quarter, the Company will begin producing its own silver doré bars which is expected to further reduce cash costs at Del Toro.

As announced on May 15, 2013, the Company had cut over $30.0 million from its 2013 capital budget primarily in the areas of exploration and development. Since then, management has cut an additional $20.0 million, also focusing on reducing exploration and development and postponing investments in non-critical areas that will not impact guidance. The budget for expansionary expenditures in the second half of 2013 has been reduced to $71.4 million, which consists of $28.0 million for the plant expansion at Del Toro, $8.8 million for the expansion at San Martin, $3.2 million for the shaft and underground rail system at La Parrilla, $2.8 million of pre-development costs at La Luz, $0.5 million for modifications at La Encantada, and $0.7 million for the expansion at La Guitarra. Also included in the total expansionary capital, the company has planned $25.5 million in mine development costs and $1.9 million in exploration for all of the Company’s properties, excluding sustaining costs.

The completion of the underground rail system project at La Parrilla, including the new 2,000 tpd production shaft at the Rosa/Rosario area, has now been extended to early 2015 versus mid-2014 as a result of the recent budget cuts. The decision to slow this project will not affect annual silver production as this project was primarily aimed at improving operational efficiencies and reducing transportation and fuel costs.

The San Martin Silver Mine produced 371,301 ounces of silver and 512 ounces of gold in the second quarter, an improvement of 43% and 68%, respectively, compared to the first quarter of 2013 and the highest quarterly production results since the Company took over control of the mine in 2006. The average silver head grade increased 32% to 166 g/t in the second quarter, compared to 126 g/t in the first quarter of 2013. The increase in grade was attributed to the commencement of production in the Rosarios/Huichola and La Lima vein areas which are returning positive results. Furthermore, the mill expansion to 1,300 tpd is progressing as planned and is now 75% complete with ramp-up scheduled in September 2013.

At the La Guitarra Silver Mine, improvements to the mine plan and the increase of throughput levels have continued to reduce total costs. During the quarter, production costs at the operation decreased 20% to $49.90 per tonne, which is ahead of schedule and below the $50.00 per tonne target set by management to achieve by year end. Since taking over control of La Guitarra, First Majestic has now reduced production costs per tonne by more than 60%, from $128.00 in the second quarter of 2012. Further cost improvements are expected in the second half as a new smelter agreement was signed late in the second quarter for the direct sale of the silver-gold concentrates.

The Company performs impairment testing annually and when impairment indicators are present. The decline in silver prices towards the end of the second quarter was an indication of potential impairment. Consequently, impairment testing was performed for each of the Company’s projects based on life of mine cash flow projections, considering reasonable assumptions for factors such as future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, future operating costs, capital expenditures, inflation and long-term foreign exchange rates. Based on these assessments, the Company has concluded that there are no impairment charges in respect to its mining interesting as of June 30, 2013.

IN SUMMARY

First Majestic experienced another solid quarter as it achieved record production of 3,268,117 silver equivalent ounces, an increase of 55% compared to 2,102,222 silver equivalent ounces produced in the second quarter of 2012. Silver production also hit record levels during the second quarter with 2,767,966 ounces of silver being produced, representing an increase of 44% compared to 1,917,248 ounces of silver produced in the second quarter of 2012. This increase is primarily attributed to the additional production from the new Del Toro mine, an 82% increase in silver production at San Martin, the acquisition of La Guitarra in July 2012 and its subsequent expansion from 350 tpd to the current 500 tpd.

Total ore processed in the quarter reached 668,398 tonnes, an increase of 9% compared to the second quarter of 2012. The increase in milled ore is a result of the successful plant expansion at La Guitarra and the first quarter of commercial production at Del Toro, offset by a reduction of processed old tailings at the La Encantada mine.

Cash costs in the second quarter decreased $0.06 to $9.43 per ounce, relatively unchanged compared to $9.49 in the first quarter of 2013. Due to the previously announced budget cuts of $50 million, the Company anticipates cash costs per ounce will decline in the second half of 2013 compared to the first half.

Total production costs increased in the second quarter to $39.57 per tonne from $31.79 in Q1 2013 primarily due to the first commercial quarter of Del Toro production coming on line and the higher costs at La Guitarra. These costs are anticipated to improve as further efficiencies are achieved at both Del Toro and La Guitarra mines in the coming quarters.

In addition, the La Encantada mill feed was altered which reduced the old tailings feed by almost 50% while slightly increasing the feed of fresh ore. The result was a 29% reduction in total throughput compared to the previous quarter with an average 3,171 tpd consisting of 1,741 tpd of fresh mine ore and 1,430 tpd of old tailings material. The reduction in tonnage resulted in various cost savings, such as a reduction in cyanide consumption and equipment operating costs. However, with the increase of fresh ore from the mine and the reduction of processed old tailings the production costs per tonne increased to $34.70 compared to $25.65 in the previous quarter. Cash costs per ounce at La Encantada were relatively consistent at $8.85 compared to $8.79 in the previous quarter.

The consolidated average head grade for the second quarter was 201 g/t, a sizable 22% increase compared to 164 g/t in the second quarter of 2012 and an 11% increase compared the first quarter of 2013. The two most significant grade improvements were seen at the La Encantada and San Martin silver mines, where silver grades were up 17% and 32%, respectively, over the previous quarter. Combined recoveries for all mines in the second quarter were 64%, a notable 9% increase compared to 59% seen in both the second quarter of 2012 and the first quarter of 2013. The higher recoveries are a result of the successful optimization program at La Encantada and Del Toro’s first commercial quarter of production.

CONFERENCE CALL AND WEBCAST

A conference call and webcast will be held today, August 13, 2013 at 10:00 a.m. PDT (1:00 p.m. EDT) to review and discuss the second quarter results. To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.